                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                       Citadel Communications Corporation
                       ----------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)



                                   172853 20 2
                                 --------------
                                 (CUSIP Number)

                                           Copy to:

Lawrence R. Wilson                         Bryan D. Rosenberger
Citadel Communications Corporation         Eckert Seamans Cherin & Mellott, LLC
City Center West                           44th Floor, 600 Grant Street
7201 West Lake Mead Blvd.                  Pittsburgh, PA  15219
Suite 400                                  (412) 566-6000
Las Vegas, Nevada  89128
(702) 804-5200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 25, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP No. 172853 20 2
1.       Name of Reporting Person:    Rio Bravo Enterprise Associates, L.P.

2.       Check the Appropriate Box if a Member of a Group         (a)   [ ]
                                                                  (b)   [ ]

3.       SEC Use Only

4.       Source of Funds:   Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)                        [ ]

6.       Citizenship or Place of Organization:  Georgia

Number of                   7.  Sole Voting Power:                      - 0 -
 Shares
Beneficially                8.  Shared Voting Power:                    2,304,492
 Owned by
   Each                     9.  Sole Dispositive Power:                 - 0 -
Reporting
 Person                    10.  Shared Dispositive Power:               2,304,492
  With

11.      Aggregate Amount Beneficially Owned by Each                    2,304,492
         Reporting Person:

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                        [ ]

13.      Percent of Class Represented by Amount in Row (11):            7.2%

14.      Type of Reporting Person:  PN

                                  SCHEDULE 13D

CUSIP No. 172853 20 2
1.       Name of Reporting Person:  Rio Bravo, Inc.

2.       Check the Appropriate Box if a Member of a Group         (a)   [ ]
                                                                  (b)   [ ]

3.       SEC Use Only

4.       Source of Funds:   Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)                        [ ]

6.       Citizenship or Place of Organization:  Wyoming

Number of                   7.  Sole Voting Power:                      - 0 -
 Shares
Beneficially                8.  Shared Voting Power:                    2,304,492
 Owned by
   Each                     9.  Sole Dispositive Power:                 - 0 -
Reporting
 Person                    10.  Shared Dispositive Power:               2,304,492
  With

11.      Aggregate Amount Beneficially Owned by Each                    2,304,492
         Reporting Person:

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                        [ ]

13.      Percent of Class Represented by Amount in Row (11):            7.2%

14.      Type of Reporting Person:  CO

                                  SCHEDULE 13D

CUSIP No. 172853 20 2

1.       Name of Reporting Person:  Lawrence R. Wilson

2.       Check the Appropriate Box if a Member of a Group         (a)   [ ]
                                                                  (b)   [ ]

3.       SEC Use Only

4.       Source of Funds:   Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)                        [ ]

6.       Citizenship or Place of Organization:  United States

Number of                   7.  Sole Voting Power:                      57,663
 Shares
Beneficially                8.  Shared Voting Power:                    2,304,492
 Owned by
   Each                     9.  Sole Dispositive Power:                 57,663
Reporting
 Person                    10.  Shared Dispositive Power:               2,304,492
  With

11.      Aggregate Amount Beneficially Owned by Each                    2,362,155
         Reporting Person:

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                        [ ]

13.      Percent of Class Represented by Amount in Row (11):            7.4%

14.      Type of Reporting Person:  IN

         This statement amends Items 1, 2, 4, 5, 6 and 7 of the Schedule 13D of the Reporting Persons (defined below) dated July 7, 1998.

ITEM 1. SECURITY AND ISSUER.

         The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Citadel Communications Corporation (the "Company"). The Company's principal executive offices are located at City Center West, 7201 West Lake Mead Boulevard, Suite 400, Las Vegas, Nevada 89128.


ITEM 2. IDENTITY AND BACKGROUND.

         This statement is filed on behalf of (collectively, the "Reporting Persons") Rio Bravo Enterprise Associates, L.P. ("Rio Bravo, L.P."), a Georgia limited partnership, Rio Bravo, Inc., a Wyoming corporation and the sole general partner of Rio Bravo, L.P. and Lawrence R. Wilson. The principal place of business and executive offices of each of Rio Bravo, L.P. and Rio Bravo, Inc. is 8009 Marbella Circle, Las Vegas, Nevada 89128. Rio Bravo, L.P. is principally engaged in investment activities. Rio Bravo, Inc. is principally engaged in acting as managing general partner of Rio Bravo, L.P.

         Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of Rio Bravo, Inc., including Mr. Wilson, containing the following information with respect to such persons: (i) name, (ii) business address and (iii) present principal occupation or employment and the name and, if different from the person's business address, the address of any other corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen.

         During the past five years, neither the Reporting Persons nor any person named in Schedule I (based on information provided by such individuals)
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons have no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

         Lawrence R. Wilson is a member of the Board of Directors of the Company. Mr. Wilson has been a director of the Company since its formation in 1993. Mr. Wilson currently also serves as Chairman, President and Chief Executive Officer of the Company. Mr. Wilson, in his capacity as an executive officer and director of the Company, may, from time to time, exercise his fiduciary obligations by proposing to or planning for the Company to engage in various transactions.

         The Reporting Persons, without the consent of the Company, may purchase shares of Common Stock in the open market or in private transactions at any time, and, except as discussed in Item 6, the Reporting Persons may decide to sell or seek to sell all or a portion of their interests in the Company.



ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on the number of shares of Common Stock outstanding on June 25, 1999 after giving effect to the Company's public offering of 5,000,000 shares of Common Stock (the "1999 Offering"). This information has been provided by the Company. Certain stockholders of the Company, including Rio Bravo, L.P., also sold an aggregate of 6,500,000 shares of Common Stock in the 1999 offering.

         Rio Bravo, L.P. is the record and beneficial owner of 1,788,675 shares of Common Stock representing approximately 5.7% of the Common Stock outstanding. Rio Bravo, L.P. also holds options which are currently exercisable or exercisable within 60 days of the date of this report to purchase an aggregate of 515,817 shares of Common Stock, and, therefore, is deemed to beneficially own such shares which represent approximately 1.6% of the Common Stock outstanding assuming that the 515,817 shares of Common Stock issuable upon exercise of the options are currently issued and outstanding. Each of the other Reporting Persons may be deemed to beneficially own and to share voting and dispositive power with Rio Bravo, L.P. with respect to such 1,788,675 shares and the 515,817 shares which may be acquired upon exercise of such options. Rio Bravo, L.P. also holds options to purchase an additional 149,247 shares of Common Stock; however, such options are not currently exercisable or exercisable within 60 days of the date of this report.

         In addition, Lawrence R. Wilson holds options which are currently exercisable or exercisable within 60 days of the date of this report to purchase 57,663 shares of Common Stock, and, therefore, is deemed to beneficially own such shares which represent approximately 0.2% of the Common Stock outstanding, assuming that the 57,663 shares of Common Stock issuable upon exercise of the options are currently issued and outstanding. Mr. Wilson also holds options to purchase an additional 954,221 shares of Common Stock; however, none of such options are currently exercisable or exercisable within 60 days of the date of this report, and options granted under the Citadel Communications Corporation 1999 Long-Term Incentive Plan to purchase 875,000 of such shares of Common Stock are subject to stockholder approval of such plan.

         On May 11, 1999, Rio Bravo, L.P. sold 5,000 shares of Common Stock in a public transaction for $35.25 per share. On May 12, 1999 and May 13, 1999, Rio Bravo, L.P. sold 5,000 shares of Common Stock and 20,000 shares of Common Stock, respectively, in public transactions for $34.00 per share. All of these public transactions were executed on the Nasdaq Stock Market's National Market. On June 25, 1999, Rio Bravo, L.P. sold 450,000 shares of Common Stock in the 1999 Offering for $29.25 per share. Except as indicated herein, none of the persons listed on Schedule I hereto (based on information provided by such individuals) presently beneficially own any Common Stock. Except as described herein, no transactions in Common Stock were effected during the past 60 days by any person named in Item 2 (based on information provided by such persons).


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Rio Bravo, L.P. has agreed with Credit Suisse First Boston Corporation, the representative of the underwriters of the 1999 Offering, not to sell any shares of Common Stock until September 19, 1999. Pursuant to a Registration Rights Agreement dated June 28, 1996, as amended, Rio Bravo, L.P. and Mr. Wilson have agreed, under certain circumstances, not to sell any shares of Common Stock for a period of 90 days following registration of shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

   A.   Agreement pursuant to Rule 13d-1(k).

   B. Third Amended and Restated Registration Rights Agreement dated June 28, 1996 (and all amendments thereto) by and among the Company and certain stockholders of the Company (filed with the Schedule 13D of the Reporting Persons dated July 7, 1998).

SIGNATURES.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     RIO BRAVO ENTERPRISE ASSOCIATES, L.P.

                                     By: Rio Bravo, Inc., its General Partner

July 7, 1999                             By: /s/ Lawrence R. Wilson, President
------------                                 ---------------------------------
   Date


                                     RIO BRAVO, INC.

July 7, 1999                         By: /s/ Lawrence R. Wilson, President
------------                             -------------------------------------
   Date



July 7, 1999                         By: /s/ Lawrence R. Wilson
------------                             -------------------------------------
   Date                                  Lawrence R. Wilson

                                   SCHEDULE I

The executive officers and directors of Rio Bravo, Inc. are as follows:

(1)  Name:                   Lawrence R. Wilson, President, Treasurer and a
                             director of Rio Bravo, Inc.
     Address:                8009 Marbella Circle
                             Las Vegas, Nevada 89128
     Present Occupation:     Chairman, President and Chief Executive Officer of
                             Citadel Communications Corporation,
                             City Center West, 7201 West Lake Mead Boulevard,
                             Suite 400, Las Vegas, Nevada 89128

(2)  Name:                   Claire L. Wilson, Secretary and a director of
                             Rio Bravo, Inc.
     Address:                8009 Marbella Circle
                             Las Vegas, Nevada 89128
     Present Occupation:     None

                                    Exhibit A


         Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned entities agrees that the statement to which this Exhibit is attached is filed on its behalf.

                                  RIO BRAVO ENTERPRISE ASSOCIATES, L.P.

                                  By: Rio Bravo, Inc., its General Partner

July 7, 1999                          By: /s/ Lawrence R. Wilson, President
------------                              ---------------------------------
   Date


                                  RIO BRAVO, INC.

July 7, 1999                      By: /s/ Lawrence R. Wilson, President
----------------                      -------------------------------------
   Date


July 7, 1999                      By: /s/ Lawrence R. Wilson
------------                          -------------------------------------
   Date                               Lawrence R. Wilson